Exhibit 21.1

List of Subsidiaries of Red Cat Holdings, Inc.

Name of Subsidiaries	Jurisdiction
Red Cat Propware, Inc.	Nevada
Rotor Riot, LLC	Ohio
Fat Shark Holdings, Ltd.	Indirect Subsidiary (Cayman)
Fat Shark Tech, Ltd.	Indirect Subsidiary (Cayman)
Fat Shark Technology SEZC	Indirect Subsidiary (Cayman)
FS Acquisition Corp.	Subsidiary (Nevada)
Skypersonic, Inc.	Indirect Subsidiary (Michigan)
Red Cat Skypersonic, Inc.	Subsidiary (Nevada)
Teal Acquisition I, Inc.	Subsidiary (Delaware)